March 12, 2007

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0306
Attention: John Cash,
Accounting Branch Chief

Re:	SulphCo, Inc.
Form 10-KSB for the year ended December 31, 2005
Form 10-Q for the period ended September 30, 2006
S.E.C. File No. 1-32636

Dear Mr. Cash:

In response to your comment letter dated as of February 2, 2007, we have answered your questions in detail below. Following are our responses to the Staff’s comments which relate to these reports. For your convenience, we have restated your questions above the corresponding answer.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2006

Note 1 - Restatement of Construction to Research and Development, page 4

Please provide us with a detailed summary and timeline of the significant events and milestones that occurred during the construction of the pilot facility in South Korea. Please help us to understand the scope and results of any testing related to that facility. If successful testing has not yet occurred, please help us to fully understand why you commenced construction of the Fujairah facility in the absence of successful pilot facility testing.

The Korean facility was a 2,000 barrel per day pilot plant modeled after the 2,000 barrel pilot plant constructed by ChevronTexaco at their Richmond, CA research facility during the time that the Company had a Collaboration Agreement with ChevronTexaco. The Korean customer asked for this pilot plant configuration after reviewing the ChevronTexaco design drawings and touring ChevronTexaco facility. The major components of the Korean pilot plant included a boiler, a separate control room, a heat exchanger, water tanks, a raw oil tank, a diethyl ether tank, a separation tank, a finished product tank, a water skimmer, a centrifuge, nitrogen tanks and a tank venting system along with the ultrasonic reaction chamber and equipment.

U. S. Securities and Exchange Commission
Division of Corporate Finance

The design of this plant proved challenging in terms of adequate water separation due to the emulsifying effect of the plant’s pumps and considerable distance that the oil and water mixture has to travel prior to separation. Also, the plant’s water separation devices (separation tank, skim tank and centrifuge) proved inefficient and required heating of the product which in turn caused other undesirable effects like increased vaporization of the oil’s valuable lighter components. Immediate separation of the water component is critical to both the efficiency of the SonocrackingTM technology as well as the value of the ultimate salable product to the refinery customer. For example, the Korean refiners had told the Korean customer that they will not accept processed oil with more than 0.5 wt.% water in the oil.

During the same time that the Korean pilot plant was being constructed, SulphCo was developing its own production equipment design based on a modular scale-up of its relatively condensed laboratory test unit. SulphCo had also changed its ultrasonic probe design from 2,000 barrels per day capacity to 5,000 barrels per day capacity during this period. The design culminated in an in-line 15,000 barrels per day skid mounted SonocrackingTM unit that contained three 5,000 barrels per day SonocrackingTM reactors modeled after the laboratory test unit configuration. This 15,000 barrels per day skid mounted unit was then joined with a second 15,000 barrels per day skid mounted unit which could be controlled by one PLC and advanced water separation equipment including microwave and dehydrator units.

The testing results in Korea did not produce commercially viable results. The decision to invest and build in Fujairah was made for two reasons: (i) former management desired to have the freedom and flexibility to capitalize on the promising technology on an independent basis and (ii) former management believed that only minor adjustments to the ultrasonic probes were necessary for commercial viability.

The timing of significant milestones is as follows:

February, 2005 - Equipment sale agreement between SulphCo and Oil-SC, Ltd.
March, 2005 - Payment of $300,000 received for progress to date.
June, 2005 - Payment of $200,000 received for progress to date.
August, 2005 - Initial phase of installation complete for 2,000 bbl/day pilot unit.
August, 2005 - Payment of $50,000 received for progress to date.
September, 2005 - Building opening ceremony.
September and October, 2005 - Initial testing of 2,000 bbl/day unit commenced.

U. S. Securities and Exchange Commission
Division of Corporate Finance

Please provide us with a detailed summary and timeline of the significant events and milestones that have occurred during the construction of the Fujairah facility and a detailed summary and timeline of the significant events and milestones that need to occur for the Fujairah facility to commence commercial testing. Please help us to understand the anticipated scope and timeframe for the related results. Please also help us to understand the remaining material risks and uncertainties related to the completion and commercialization of the Fujairah facility.

The following sets forth a detailed summary and timeline of the significant events and milestones that have occurred during the construction of the Fujairah facility:

•	December, 2005 - Formal request from Fujairah Oil Technology LLC to provide processing equipment capable of upgrading 200,000 bbl/day by June 1, 2006.

•	December, 2005 - Contracted with NTG GmbH (“NTG”) to build seven 30,000 bbl/day Sonocracking units to be completed by April 15, 2006.

•	February, 2006 - Finalized contracts with NTG for construction of seven 30,000 bbl/day Sonocracking units and fourteen oil/water separators.

•	February, 2006 - Placed an order with M’rkisches Werk GmbH (“MWH”) for the manufacture of 60 ultrasonic probes.

•	March, 2006 - Contracted with Vera Group (“Vera”) to design and construct the building to house the Sonocracking units.

•	March, 2006 - Contracted with Mustang International, LP (“Mustang”) to provide overall program and construction management.

•	April, 2006 - Construction of building begun.

•	May, 2006 - Change in scope of building construction.

•	May, 2006 - First shipment of equipment from Germany to Fujairah.

•	June through October, 2006 - Building construction continues, but with several unforeseen delays.

•
October, 2006 - Building progressed to the point that processing equipment could be installed, but there were further delays as Vera failed to implement sufficient manpower and had not ordered the equipment required in their scope.

•	November, 2006 - Installation of equipment within the building begins.

•	January, 2007 - Completion of installation of six 30,000 bbl/day Sonocracking units, exclusive of reactors.

U. S. Securities and Exchange Commission
Division of Corporate Finance

The following sets forth a detailed summary and timeline of the significant events and milestones that need to occur for the Fujairah facility to commence commercial testing:

•	April, 2007 - Completion of building and infrastructure.

•	April, 2007 - Completion of successful testing of the probe transducer assembly.

•	April, 2007 - Contracting for testing oil and trucking thereof.

•	April/May, 2007 - Begin testing of ultrasonic probes under commercial conditions.

•	June, 2007 - Completion of commissioning of test unit.

The remaining material risks and uncertainties related to the completion and commercialization of the Fujairah facility are as follows:

•
We cannot be assured that our technology will perform in a commercial scale setting as indicated in initial laboratory and small scale testing or that we will be able to successfully commercialize our technology. We are continuing development work on the ultrasonic probe, which is the key to the technology. Although we are achieving continuous improvement in probe reliability, we cannot be certain when the probe will be ready to utilize in a commercial production plant.

•
We cannot be certain that, once our processing units are made operational, the units will perform as expected. Our technology is complex and, despite vigorous testing and quality control procedures, the initial commissioning and start-up of a new production plant normally encounters both process and mechanical problems. Some of these could require significant effort to resolve and could delay start-up. Any inability to timely deliver a commercially viable unit could have a negative effect on our business, revenues, financial condition and results of operations.

•	We cannot predict when or to what extent our technology will begin to produce revenues on a sustained basis, or whether we will ever reach profitability.

•
The transaction of business by us in foreign countries may subject us, either directly or indirectly, to a number of risks, including the following: government activities that may result in the curtailment of contract rights; government activities that may restrict payments or limit the movement of funds outside the country; confiscation or nationalization of assets; confiscatory or other adverse foreign taxation regulations; acts of terrorism or other armed conflicts and civil unrest; currency fluctuations, devaluations and conversion restrictions; and trade restrictions or embargoes imposed by the U.S. or a foreign country.

•
Our success depends upon our strategic alliance with Fujairah Oil Technology, LLC (“FOT”). We cannot be certain that they will commit enough resources to assist us with securing pipelines, oil storage facilities, or oil contracts. We cannot be certain that FOT will not terminate our venture for any number of reasons, including failure of our units to perform in line with their expectations.

U. S. Securities and Exchange Commission
Division of Corporate Finance

•
We do not know whether additional financing will be available on commercially acceptable terms if and when needed. If we cannot raise funds on acceptable terms, we may not be able to successfully commercialize our technology and may have to curtail, suspend or cease all or a portion of our business activities.

•
We currently depend on relationships with third parties such as contract manufacturing companies and suppliers of components critical for the Fujairah facility. If these providers do not produce these products on a timely basis, if the products do not meet our specifications and quality control standards, or if the products are otherwise flawed, we may have to delay product delivery or recall or replace unacceptable products.

•	In Fujairah, we are experiencing performance problems with a key contractor. This has significantly delayed progress vs. our original projections.

Please help us to understand the specific facts and circumstances that have resulted in continuing delays related to the start-up of the Fujairah facility. Please tell us the initial anticipated start-up date and the current anticipated start-up date. Please help us to understand each event that has occurred and resulted in delays.

The initial anticipated start-up date for Fujairah was June 1, 2006. The current anticipated start-up date is late 2007. The Fujairah project is scheduled to begin commissioning one unit (30,000 bbl/day) at the end of March. The initial operation will involve the testing of a 5,000 barrel per day reactor in a large batch mode. It is expected that once commissioning takes place, the initial operating tests will take place within several weeks.

There were several reasons for the delays. In May, 2006 it was determined that the building plans needed revision to accommodate the size of the oil/water separators. Subsequently, construction delays continued to occur with the building contractor. There continue to be material items that are unfinished relative to the building and infrastructure. Utilizing a foreign contractor in a foreign country required more oversight than was originally envisioned.

Delays have also occurred in receiving crucial components for our equipment and in completing the probe assemblies. As a result, we have yet to achieve the level of success in the probes that would yield commercial viability.

It remains unclear to us why you and your auditors initially determined that it was appropriate to capitalize the costs associated with equipment and construction of the Fujairah facility and why you and your auditors subsequently determined that it was appropriate to expense these costs. It is not clear to us what specific facts and circumstances changed from the first quarter of 2006 to the third quarter of 2006 that changed these determinations. It appears to us that the majority of the factors identified in your response regarding your and your auditors’ judgments did not change from the first quarter of 2006 to the third quarter of 2006. Please provide us a more comprehensive analysis of why you and your auditors determined that it was appropriate to capitalize the costs associated with the Fujairah facility during the first and second quarters of 2006 and why you and your auditors subsequently determined that such accounting was inappropriate.

U. S. Securities and Exchange Commission
Division of Corporate Finance

Considerable judgment is required to identify the point in the progress of a research and development project at which a new product or process is “defined” or is determined to be beyond the development stage and thus not subject to expense under the Statement of Financial Accounting Standards (“FAS”) No. 2. The former management, in the exercise of its judgment, determined in both the first and second quarter of 2006, that the construction and purchase of equipment being installed in Fujairah, UAE, and the building to house it, were beyond the development stage and thus not subject to expense under FAS No. 2. This determination was based on management’s judgment in view of a number of factors, including the completion of the design for a production unit, the state of completion of the construction of a production unit, and the results of testing of the key components of the production unit. In hindsight, it is clear that this view was overly optimistic.

The interim financial statements for March 31, 2006 and June 30, 2006 were reviewed by our auditors in accordance with SAS 71 and Regulation S-X. The auditors determined that these costs could be capitalized in each of these two quarters based primarily upon their belief that the equipment contracted to be built was not substantially different than a pilot plant established in South Korea with Oil-SC Ltd. except for its size, and that completion of the Fujairah facility and commercial viability was imminent, according to reports from former management. However, in connection with the auditor’s review of our financial statements for the quarter ended September 30, 2006, the auditor determined that costs related to the Fujairah facility should be expensed as development costs rather than being capitalized. This determination was based upon a number of factors, principally: continuing delays in the estimated date for the startup of the Fujairah facility, the uncertainty over the date when the facility would commence commercial operations, the absence of any revenue-producing history of this equipment, the absence of any commercial operating history of the equipment, and the manufacturing success rate of a key equipment component (ultrasonic probe) of less than 50% which resulted in continuing charges to research and development related to the unsuccessful components.

More specifically, our auditors have set forth their considerations of their position as follows:

In the first quarter of 2006, the auditors visited the fabricator in Germany who assured them that the completion was imminent, and that, except for size, the equipment was not substantially different than the reactor contracted by OIL-SC. Previously, the auditors had been assured by former management that our joint venture partner, FOT, would provide the oil at 200,000 barrels per day upon achievement of commercial viability.

In August, while completing the second quarter report, former management represented to the auditors and in our filing that the plant would be completed by September 30, 2006. The auditors were told that the Company’s joint venture partner was not going to supply the oil, but that the Company was looking to alternative arrangements to provide the oil.

U. S. Securities and Exchange Commission
Division of Corporate Finance

For the third quarter of 2006, the auditors examined the following factors:

1.	The September 30, 2006 anticipated completion date had passed.
2.	The actual completion date is now uncertain.
3.
The auditors were told by former management that the probes/transducers that were being completed by the company had a manufacturing success rate below 50%. At the time of the filing of the third quarter report, the Company did not have ready 42 transducers/probes needed for production.  The Company had also informed the auditors that we had contracted out to two companies to assist in the commercial production of the transducers/ probes.

4.	Transducer costs continued to be charged to research and development.
5.	No contracts or other written arrangements existed at September 30, 2006 to provide or sell oil, nor was there any written plan or cash flow for same.

Based on the above the auditors determined that the facility was in the development stage as defined under FAS No. 2.

Because of our auditors’ position for the third quarter, we reassessed our position with respect to the capitalization of the equipment and its related building for the Fujairah facility. We determined first that it was an appropriate exercise of judgment to classify expenses as development costs in the third quarter rather than to continue capitalization, based on the absence of a commercial history for this type of facility. Next we determined that, although there were delays in building construction, and there had been other changes in facts and circumstances, none of those changes were of a nature to cause a change in capitalization policy for the third quarter exclusive of earlier quarters. As there had been no change in circumstances relating to the reclassification since December 31, 2005, management believes it is also appropriate to restate these classifications in the first two quarters of 2006.

It remains unclear to us why you believe your disclosure controls and procedures were adequate in light of the material restatement of your financial statements for the periods ended March 31, 2006 and June 30, 2006. Please advise or revise.

After a thorough reexamination of the events that have led to the restatement, the CEO and CFO believe that the Company’s disclosure controls and procedures were inadequate during the periods ended March 31, 2006 and June 30, 2006. There was a clear deficiency in the communications between management to the independent board of directors and our auditor. There was inadequate oversight by management over the activities of the contractor in Fujairah. We also lacked personnel with sufficient financial expertise and experience. Members of the board on several occasions demanded an accurate report of facts from former management, but were rebuffed. We have addressed these issues and continue to address them during this period of transition. We have hired a new CEO and President. We intend to hire additional personnel with the financial expertise we lacked. We will revise our 10-Q’s for the first, second and third quarters to reflect the statements above.

U. S. Securities and Exchange Commission
Division of Corporate Finance

Should you have any questions regarding this matter please contact me directly.

Very truly yours,

SULPHCO, INC.

By:	/s/ Larry Ryan

Larry Ryan, Chief Executive Officer